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Merrill Lynch Investment Partners Inc.


[LOGO]


ML Principal
Protection L.P.



Monthly Statement March 1998
----------------------------

[LOGO] Merrill Lynch
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                         ML Principal Protection L.P.

Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") decreased during March. Please see the accompanying summary financial information for the NVA of your series of Units.

                           Quarterly Market Summary

During the first quarter of 1998, the Fund's NAV decreased as profitable trading in the interest rate, currency, stock index and agriculture markets was offset by losses in the energy and metals markets.

The Fund's most profitable positions during the quarter were in the global interest rate markets, particularly in European bonds where an extended bond market rally continued despite an environment of robust growth in the United States, Canada and the United Kingdom, as well as a strong pick-up in growth in continental Europe. Specifically, strong gains were recorded in French and German bonds.

Gold and crude oil trading resulted in losses. Gold prices drifted sideways and lower as Asian demand continued to slow and demand in the Middle East was affected by low oil prices. Initially buoyed on concerns about a U.S.-led military strike against Iraq, crude oil fell to a nine year low, as the globally warm winter, the return of Iraq as a producer and the Asian economic crisis added to OPEC's supply glut problems.

Trading results in stock index markets were mixed, but marginally profitable, despite a strong first-quarter performance by the U.S. equity market as several consecutive weekly gains were recorded with most market averages setting new highs. Results in currency trading were also mixed, but marginally profitable. Strong gains were realized in positions on the Swiss franc, which weakened versus the U.S. dollar, while trading losses resulted from positions in the Deutsche mark and the Australian dollar.

Agricultural commodity markets provided profits. Live cattle and hog prices trended downward throughout the quarter resulting in strong gains. Cotton prices moved mostly upward during the quarter, but dropped off sharply at the end of March, causing losses.

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Effective April 1, 1998, Millburn Ridgefield Corporation will begin trading its
Diversified Program on behalf of the Fund. Millburn Ridgefield currently manages a total of approximately $152 million in this technical, trend-

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following Program.  For the period from January 1, 1993 through January 31,
1998, the Program's worst monthly rate of return was negative 10.54% and the best monthly return was 19.38%. The Program's annualized standard deviation of return was 16%.

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As of April 1, 1998, the Fund's assets were allocated as follows:

Trading Advisor                                  % Allocation
---------------                                  ------------

Millburn Ridgefield Corporation                       5.58
Bridgewater Associates, Inc.                          5.49
John W. Henry & Company, Inc.                         4.82
ARA Portfolio Management Company, L.L.C.              4.69
AIS Futures Management, L.L.C.                        4.55
Trendstat Capital Management, Inc.                    4.55*
Quantitative Financial Strategies, Inc.               4.35
Graham Capital Management, L.P.                       4.02*
Grinham Managed Futures Pty Ltd.                      3.82
Dominion Capital Management, Inc.                     3.75
Hill Financial Group, Ltd.                            3.68
Chesapeake Capital Corporation                        3.66
Millennium Global Investments Ltd.                    3.35
Range Wise, Inc.                                      3.28
Allied Irish Capital Management Ltd.                  2.68**
Fundamental Futures, Inc.                             2.01
Telesis Management Inc.                               1.67
Northfield Trading L.P.                               1.00
Cash                                                 33.05***
                                                    -------
                                                    100.00

  *Each of these advisors is currently managing the Fund's assets allocated to it as if the advisor were managing 50% more equity than the capital allocation indicated above.

 **This advisor is currently managing the Fund's assets allocated to it as if the advisor were managing 100% more equity than the capital allocation indicated above.

***Reflects blended allocations of the different series.

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                               1998 Year-to-Date
                         Gross Total Trading Results*
                               Through March 31


Agriculture                                         $  208,150
Currencies                                             422,105
Energy                                              (1,163,062)
Financial Instruments                                  519,712
Metals                                                 (94,054)
Stock Indices                                          212,737
                                                    -----------
Total                                               $  105,588

*Before deduction of any fees and charges

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Mr. Michael A. Karmelin, Chief Financial Officer, Vice President and Treasurer
of Merrill Lynch Investment Partners Inc. ("MLIP"), has announced that he will resign from MLIP effective April 15, 1998 to pursue other business opportunities. MLIP expects to announce his successor in the near future.

                   -----------------------------------------

MLIP apologizes for the delay in providing the K-1 tax information for your investment in the Fund. We at MLIP have always made it a high priority to have annual K-1s in the mail to our investors during February. Unfortunately, this year due to a confluence of events, including the significant tax changes resulting from passage of the Taxpayer Relief Act of 1997 (as disclosed in the August 1997 monthly statement for our funds) and various computer system upgrades, mailing the K-1s was unavoidably delayed. Please be assured that the K-1 process received the highest priority, this year as every year. We are committed that next year's K-1s will again be in the mail in February.

                   -----------------------------------------

Although the markets during the first quarter of 1998 have proven somewhat difficult, we look forward with confidence to the investment challenges of the remainder of the year and thank you for your continued support.


     Sincerely,
     John R. Frawley, Jr.
     President & Chief Executive Officer
     Merrill Lynch Investment Partners, Inc.
     (General Partner)

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FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY
REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

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                         ML Principal Protection L.P.
                                March 31, 1998
                             Statement of Changes
                              in Net Asset Value



Net Asset Value (974,383.57 Units) at
 February 28, 1998                           $  103,204,095
Net Income/(Loss) for March 1998                    104,662
Redemptions of 21,027.44 Units                   (2,254,308)
                                              --------------
Net Asset Value (953,356.13 Units) at
 March 31, 1998                              $  101,054,449
                                             ===============

Net Asset Value at March 31, 1998

         Series A Units                      $       113.37*
                                             ===============

         Series B Units                      $       108.81*
                                             ===============

         Series C Units                      $       107.81*
                                             ===============

         Series D Units                      $       109.59*
                                             ===============

         Series E Units                      $       109.05*
                                             ===============

         Series F Units                      $       103.96*
                                             ===============

         Series G Units                      $       106.19*
                                             ===============

         Series H Units                      $       106.28*
                                             ===============

         Series K Units                      $       104.33
                                             ===============

         Series L Units                      $       101.61
                                             ===============

         Series M Units                      $       103.15
                                             ===============

         Series N Units                      $        99.46
                                             ===============

*The Net Asset Value per Unit does not include the annual distributions paid to Unitholders.

--------------------------------------------------------------------------------

                          Statement of Income/(Loss)

Revenues:                                         March
                                                  -----

 Realized Profit/(Loss)                      $     (719,295)
 Change in Unrealized Profit/(Loss)               1,008,442
                                             ---------------
Total Trading Results                        $      289,147
 Interest Income                                    494,947
                                             ---------------
Total Revenues                                      784,094

Expenses:

 Brokerage Commissions                       $      508,883
 Administrative Fees                                 14,539
 Allocation of New Profit Share                     156,583
                                             ---------------
Total Expenses                               $      680,005
                                             ---------------
Net Income/(Loss) Before Minority Interest          104,089
                                             ---------------
 Minority Interest                                      573
                                             ---------------
Net Income/(Loss)                            $      104,662
                                             ===============

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To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.


     /s/ John R. Frawley, Jr.
     --------------------------------------
     John R. Frawley, Jr.
     President & Chief Executive Officer
     Merrill Lynch Investment Partners Inc.


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Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York  10080-6106
1-800-765-0995

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